                                                                  Rule 424(b)(3)
                                                                  333-55945



                                  PROSPECTUS


                               BRIGHTPOINT, INC.

                                  $380,000,000

                     LIQUID YIELD OPTION(TM) NOTES DUE 2018
                         (ZERO COUPON -- SUBORDINATED)

          This Prospectus relates to $380,000,000 aggregate principal amount at maturity of Liquid Yield Option(TM) Notes ("LYONs"(TM)) of Brightpoint, Inc., a Delaware corporation (the "Company" or "Brightpoint"), that may be offered and sold from time to time by the several holders thereof (the "Selling Holders"). The principal amount at maturity of each LYON is $1,000. The LYONs were issued by the Company on March 11, 1998 pursuant to an Indenture of the same date between the Company and The Chase Manhattan Bank (the "Trustee"), as trustee (the "Indenture"), at the issue price of $452.89 per LYON (the "Issue Price"), and there will be no periodic payments of interest. The LYONs will mature on March 11, 2018. The Issue Price of each LYON represents a yield to maturity of 4% per annum (computed on a semiannual bond equivalent basis) calculated from March 11, 1998. The LYONs are subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. As of March 31, 1998, the Company had approximately $13 million (excluding accrued interest thereon) of Senior Indebtedness outstanding. The LYONs will also be effectively subordinated to all other liabilities, including trade payables, of the Company's subsidiaries, which as of March 31, 1998 totalled approximately $79 million. See "Description of LYONs--Subordination of LYONs; Effect of Corporate Structure." The Company will not receive any proceeds from sales of the LYONs by the Selling Holders. The Company has agreed to bear certain expenses in connection with the registration of the LYONs being offered and sold by the Selling Holders.


          Each LYON is convertible at the option of the Holder thereof (the "Holder") at any time on or prior to maturity, unless previously redeemed or otherwise purchased. Upon conversion, the Company may elect to deliver common stock, par value $.01 per share, of the Company (the "Common Stock") at a conversion rate of 19.109 shares per LYON (the "Conversion Rate") or cash equal to the market value of the shares of Common Stock into which the LYONs are convertible. The Conversion Rate will not be adjusted for accrued Original Issue Discount, as defined herein, but is subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the Holder will not receive any cash payment representing accrued Original Issue Discount; such accrued Original Issue Discount will be deemed paid by the Common Stock or cash received on conversion. See "Description of LYONs--Conversion Rights." The Common Stock is traded on the Nasdaq National Market under the symbol "CELL." On June 30, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $14.50 per share.


          The LYONs will be purchased by the Company, at the option of the Holder, on March 11, 2003, March 11, 2008 and March 11, 2013 (each a "Purchase Date") for a Purchase Price per LYON of $552.07, $672.97 and $820.35 (Issue Price plus accrued Original Issue Discount through each such date), respectively. The Company, at its option, may elect to pay the Purchase Price on any Purchase Date in cash or shares of Common Stock, or in any combination thereof. See "Description of LYONs--Purchase of LYONs at the Option of the Holder." In addition, as of 35 business days after the occurrence of any Change in Control of the Company occurring on or prior to March 11, 2003, the LYONs will be purchased for cash by the Company, at the option of the Holder, for a Change in Control Purchase Price equal to the Issue Price plus accrued Original Issue Discount through the Change in Control Purchase Date. In certain circumstances, the Company's ability to pay the Change in Control Purchase Price may be limited. See "Description of LYONs--Change in Control Permits Purchase of LYONs at the
Option of the Holder."

          The LYONs are not redeemable by the Company prior to March 11, 2003. On and after that date, the LYONs are redeemable for cash at any time at the option of the Company, in whole or in part, at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount through the date of redemption. See "Description of LYONs--Redemption of LYONs at the Option of the Company."

          From and after a Tax Event Date (as defined herein), at the option of the Company, interest in lieu of future Original Issue Discount shall accrue on each LYON from the Option Exercise Date (as defined herein) at 4% per annum on the Restated Principal Amount (as defined herein) and shall be payable semiannually on each Interest Payment Date (as defined herein) to holders of record at the close of business on each Regular Record Date (as defined herein) immediately preceding such Interest Payment Date. See "Description of LYONs--Optional Conversion to Semiannual Coupon Note upon Tax Event."

          For a discussion of certain United States federal income tax consequences for Holders of LYONs, see "Certain Tax Aspects."

          See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective purchasers of the LYONs.

          The LYONs may be offered for sale and sold by the Selling Holders from time to time in varying amounts at prices and on terms to be determined at the time of sale. To the extent required, the name(s) of the Selling Holder(s), the number of LYONs to be sold, the purchase price, the public offering price, if applicable, the name of any agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation thereto with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus (each, a "Prospectus Supplement"). See "Plan of Distribution."

          Selling Holders and any broker-dealers or agents that participate with them in the distribution of any of the LYONs may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any discount or commission received by them and any profit on the resale of the LYONs purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is July 2, 1998.


(TM) Trademark of Merrill Lynch & Co., Inc.

              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this Prospectus or in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following; the ability to hire and retain key personnel; successful completion and integration of future acquisitions; relationships with and dependence on third-party wireless communications equipment manufacturers and suppliers, network operators and other providers of wireless communications logistics services; uncertainties relating to business and economic conditions in markets in which the Company operates; uncertainties relating to government and regulatory policies and other political risks; uncertainties relating to customer plans and commitments; dependence on the wireless communications industry; pricing and availability of wireless communications equipment materials and inventories; rapid technological developments and obsolescence in the wireless communciations industry; potential performance issues with suppliers and customers; governmental export and import policies; global trade policies; worldwide political stability and economic growth; the highly competitive environment in which the Company operates; potential entry of new, well-capitalized competitors into the Company's markets; changes in the Company's capital structure and cost of capital; the Company's continued ability, through sales growth, to absorb the increasing costs incurred and to be incurred in connection with its expansion activities and provision of value-added logistics services; and uncertainties inherent in international operations and foreign currency fluctuations. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. See "Risk Factors."

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made by the Company through the Commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's worldwide web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission are incorporated herein by reference and shall be deemed a part hereof:

         (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended on February 25, 1998 and March 5, 1998;

         (b) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

         (c)     Current Report on Form 8-K dated April 1, 1998; and

         (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A declared effective April 7, 1994, together with any amendment or report filed with the Commission for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities hereby shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Registration Statement of which it is a part.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO THE COMPANY THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO MR. PHILLIP A. BOUNSALL, BRIGHTPOINT, INC., 6402 CORPORATE DRIVE, INDIANAPOLIS, INDIANA 46278, TELEPHONE: (317) 297-6100.

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
                                  THE COMPANY

          Brightpoint is a leading provider of distribution and value-added logistics services to the wireless communications industry. The Company facilitates the effective and efficient distribution of wireless handsets and related accessories from leading manufacturers, under brand names such as Nokia, Ericsson, Motorola, Siemens, Philips and Samsung, to network operators, agents, resellers, dealers and retailers in the wireless communications market. The Company's distribution services include purchasing, marketing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery of wireless handsets and accessories. Its value-added logistics services include, among others, support of prepaid programs, inventory management, product fulfillment, kitting and customized packaging, light assembly and end-user support services. The Company is one of the largest dedicated distributors of wireless handsets and accessories in the world, with operations centers and/or sales offices in Argentina, Australia, Brazil, China (including Hong Kong), Germany, Ireland, the Netherlands, New Zealand, the Philippines, Poland, South Africa, Sweden, Taiwan, the United Arab Emirates, the United Kingdom, the United States and Venezuela, and provides its services to a customer base of more than 10,000 network operators, manufacturers, agents, resellers, dealers and retailers in over 75 countries and on six continents.

          The Company's principal executive offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278, and its telephone number is (317) 297-6100.

                                  RISK FACTORS

          Prospective purchasers of the LYONs should consider carefully the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this Prospectus before purchasing any of the LYONs offered hereby.

Significant Outstanding Senior Indebtedness; Loan Covenants and Security
Interests

          The LYONs are subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company. As of March 31, 1998, the Company had approximately $13 million (excluding accrued interest thereon) of Senior Indebtedness outstanding. The LYONs are also effectively subordinated to all other liabilities, including trade payables, of the Company's subsidiaries, which as of March 31, 1998 totalled approximately $79 million. There are no restrictions in the Indenture relating to the LYONs on the creation of additional indebtedness (including Senior Indebtedness).

          As of March 31, 1998, the Company had approximately $1 million in outstanding borrowings and an aggregate of $12 million in letters of credit outstanding under its senior secured revolving credit facility with The First National Bank of Chicago and Bank One, Indiana, NA, as co-agents for a group of banks (collectively, the "Banks"). On May 13, 1998 the Company entered into a new senior secured credit facility (the "Credit Facility") with the Banks, which Credit Facility provides availability to the Company and its subsidiaries of up to $200 million of credit in the aggregate. All of the indebtedness outstanding under the Credit Facility constitutes Senior Indebtedness of the Company. In addition, all of the Company's assets located in the United States and 65% of the capital stock of certain of the Company's subsidiaries domiciled outside of the United States are pledged to the Banks as collateral, and the Company is substantially prohibited from incurring additional indebtedness, either of which terms could, under certain circumstances, limit the Company's ability to implement its expansion plans. Besides certain net worth and other financial covenants, the Credit Facility limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation or selling specified portions of its assets. In the event of a violation by the Company of any of its loan covenants, other default by the Company on its obligations or a change of control (which, as defined in the Credit Facility, has lower thresholds than the Change in Control provisions of the LYONs), the Company's indebtedness could become immediately due and payable and the Banks could foreclose on the Company's assets. Consequently, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price required by Holders of the LYONs seeking to exercise their Change in Control put option, since the LYONs will be subordinated to the prior claims of the Banks. There can be no assurance that the Company will continue to be able to comply with the terms of the Credit Facility.

Future Operating Results

          For the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, 88%, 88% and 86%, respectively, of the Company's net sales consisted of wireless handset sales, a segment of its business which operates on a high-volume, low-margin basis. In addition, the Company's operating expenses have increased significantly and can be expected to continue to increase significantly in connection with the Company's expansion activities, including the increasing provision of value-added logistics services. Accordingly, the Company's future profitability will depend upon corresponding increases in sales. The Company also believes that, as the number of wireless networks increases as a result of deregulation, increased competition and the emergence of new technologies, a growing industry emphasis on containing costs could further reduce the gross margins realized by the Company on sales of wireless handsets. Future events, including unanticipated expenses, increased price competition, unfavorable general economic conditions, currency exchange rate fluctuations, product returns and recalls and uncollectible accounts receivable, could have an adverse effect on the Company's operating results. There can be no assurance that the Company's rate of sales growth will continue in the future or that the Company's future operations will continue to be profitable.

Risks Associated with International Operations

          For the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, net sales in markets outside of North America represented approximately 51%, 74%, and 79% respectively, of the Company's total net sales. The global aspect of the Company's business subjects it to a number of additional risks, including increased credit risk, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, fluctuations in foreign currency exchange rates, shipping delays, failure or material interruption of wireless systems and services, and international political, regulatory and economic developments, all of which could have a material adverse effect on the Company. In addition to its facilities in the United States, the Company maintains operations centers and/or sales offices in numerous territories and countries. The Company is therefore subject to the risks associated with changes in the social, political, regulatory and economic conditions inherent in foreign operations, including changes in the laws and policies that govern foreign investment and international trade in territories and countries where the Company currently has operations, as well as, to a lesser extent, changes in United States laws and regulations relating to foreign investment and trade. Any such social, political, regulatory or economic changes could expose the Company to, among other things, the risk of wireless product supply interruption or significant increases in wireless product prices. Accordingly, there can be no assurance that any such changes in social, political, regulatory or economic conditions will not have a material adverse effect on the Company.

          The Company maintains an operations center and sales office in Hong Kong, and, for the year ended December 31, 1997, sales through the Company's Hong Kong operations represented approximately 30% of the Company's net sales. On July 1, 1997, Hong Kong became a Special Administrative Region of the People's Republic of China ("China"). There can be no assurance that there will not be an adverse change in existing political, economic or commercial conditions in Hong Kong or that any such change would not have a material adverse effect on the Company's results of operations or financial condition. Furthermore, the Company cannot predict the effect that changes in the social, economic, regulatory and political conditions in China could have on its operations in Hong Kong. For instance, the Company's operations in Hong Kong could be materially adversely affected if the "most-favored nation" status granted to China by the United States government for trade and tariff purposes, which is currently reviewed annually by the United States government, was terminated.

          In addition, a significant portion of the Company's sales outside the United States are denominated in foreign currencies. Accordingly, a decrease in the value of foreign currencies relative to the United States dollar could result in a significant decrease in United States dollar revenues reported by the Company. Due to the number of currencies involved in the Company's international sales and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations on future operating results. On occasion, the Company enters into forward exchange swaps, futures or options contracts as a means of hedging its currency translation exposure; however, the Company's management has had limited prior experience in engaging in such transactions. Moreover, there can be no assurance that any hedging will effectively limit the Company's exposure to a decline in operating results due to foreign currency translation.

Dependence on Trend Toward Outsourcing

          The Company's growth depends in large part on the growing trend among wireless equipment manufacturers, network operators and resellers to outsource some or all of their product management functions, such as marketing, programming, packaging, end-user fulfillment and returns management, to specialists such as the Company. Although the Company believes that increasing competition, deregulation and technological developments within the wireless communications industry will continue to support this trend, there can be no assurance that wireless equipment manufacturers and network operators will not elect to maintain such services internally. A significant change in this trend, or the onset of a trend in the wireless communications industry not to use, or to reduce the use of, outsourced value-added logistics services such as those provided by the Company, could have a material adverse effect on the Company.

Dependence on Third-Party Suppliers

          The Company purchases all of the wireless handsets and accessories it sells from third-party wireless communications equipment manufacturers, dealers and network operators. For the years ended December 31, 1996 and 1997, the Company's three largest sources of wireless handsets and accessories, in the aggregate, accounted for approximately 51% and 65%, respectively, of the Company's product purchases. For the year ended December 31, 1996, the Company's three largest suppliers (Nokia, Ericsson and Lucent Technologies Inc.) accounted for approximately 33%, 12% and 6%, respectively, of the Company's product purchases. For the year ended December 31, 1997, the Company's three largest suppliers (Nokia, Ericsson and Siemens) accounted for approximately 28%, 28% and 9%, respectively, of the Company's product purchases. The Company is dependent on the ability of its suppliers to provide adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. Other than with some of its primary suppliers, the Company does not typically maintain agreements with its suppliers. Moreover, as is typical in the industry, the agreements which the Company does maintain are generally non-exclusive, require the Company to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions. The Company generally purchases products pursuant to purchase orders placed from time to time in the ordinary course of business. Although the Company believes that its relationships with its suppliers are satisfactory, the loss of certain of the Company's principal suppliers or substantial price increases imposed by any such supplier, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Company. There can be no assurance that suppliers will continue to offer competitive products to the Company, that the Company will be able to obtain products on favorable terms or that the Company will not be subject to the risk of price fluctuations and periodic delays. Failure or delay by principal suppliers in supplying competitive products to the Company on favorable terms would materially adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis or at all.

Intense Industry Competition

          The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. In addition, the wireless communications equipment distribution industry has, in the past, been characterized by low barriers to entry. Although entry barriers are expected to rise as the market requirement shifts from pure distribution services to a mix of distribution services and value-added logistics services (due to the increased infrastructure costs, expanded human resource requirements and advanced management and information systems capabilities that the value-added logistics services segment of the business mandates), the Company competes and expects that it will continue to compete with numerous well-established distributors and manufacturers of wireless communications equipment, including the Company's suppliers, and wireless network operators, certain of which possess greater financial and other resources than the Company. Certain of these competitors may also market the same or similar products directly to the Company's customers and have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. As a provider of value-added logistics services, the Company also competes with other distributors and with logistics services companies. The Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current industry relationships and anticipate and respond to various competitive factors affecting the industry, including new or changing outsourcing requirements, new well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and discount pricing and promotion strategies by competitors. There can be no assurance that the Company will be able to continue to compete successfully, particularly as cellular markets mature and the Company seeks to enter into new markets and market new products.

Ability to Manage and Sustain Growth; Risks Associated with Future
Acquisitions

          The Company has experienced rapid international growth recently through, among other things, a series of strategic acquisitions and anticipates that continued growth will be driven in large part by the Company's continuing ability to successfully acquire additional businesses or establish strategic alliances with companies which the Company believes are compatible with its business; secure adequate supplies of competitive products on a timely basis and on commercially reasonable terms; continually turn its inventories and collect its accounts receivable; and successfully develop additional, and maintain its existing, key relationships with leading network operators and manufacturers and dealers of wireless handsets and accessories. The Company's success in sustaining growth will also be dependent upon its ability to hire and retain the additional qualified management, marketing and other personnel that will be needed to successfully manage continuing growth (including monitoring operations, controlling costs and maintaining effective management, inventory and credit controls). The Company's growth prospects could be adversely affected by a decline in the wireless communications industry generally or in one of its regional divisions in particular, either of which could result in reduction or deferral of expenditures by prospective customers. There can be no assurance that the Company will continue to be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance that the Company will be able to make additional acquisitions or that the Company will be able to successfully integrate into its operations any new businesses which it may acquire. Any inability to do so, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company.

Inventory Obsolescence and Technological Change

          The markets for wireless communications equipment are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. The Company has made increased commitments of capital to purchase product inventories. Additional concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of wireless equipment will not market products which have perceived or actual advantages over the Company's products or which render them obsolete or less marketable. In addition, the use of emerging wireless communications technologies, including wireless local loop and satellite-based communications systems, may reduce demand for existing cellular and PCS products. The Company also expects that companies which have developed or are developing new technologies or products in related market segments will commercialize technologies which compete with existing cellular and PCS technology. Certain of such technologies, upon widespread commercial introduction, will materially change the types of products sold by the Company and its suppliers and result in significant price competition. There can be no assurance that the Company's existing customers or consumers will be willing, for financial or other reasons, to purchase new equipment necessary to utilize these new technologies or that product obsolescence will not result in significantly increased inventories of unsold products. Moreover, complex hardware and software contained in new wireless handsets could contain defects which become apparent subsequent to widespread commercial use, resulting in product recalls and returns.

Risks Relating to Strategic Relationships and Strategic Financing

          As part of its expansion strategy, the Company has entered into, and intends to continue to enter into, strategic relationships and joint ventures with, among others, wireless equipment manufacturers, network operators and other providers of wireless communications logistics services. In connection with such strategic relationships, the Company may enter into distribution and/or value-added logistics services agreements with, and provide equity or debt financing to, its strategic partners. The Company's ability to achieve profitability through such strategic relationships will be dependent in part upon its strategic partners' economic viability, success and motivation, and the amount of time and resources they devote to such alliances. There can be no assurance that the Company will receive any business from future alliances, that any business received will be significant or at the level anticipated, or that profits, if any, received as a result of future alliances will offset any possible losses on investments made or financing extended by the Company to enter into its strategic relationships. A loan to, or an investment in, a strategic partner will be subject to many of the same risks to which the strategic partner is subject in seeking to operate and grow its businesses, and there can be no assurance that the Company will achieve an acceptable return on its investment within an acceptable period, if at all. In December 1996, the Company entered into a distribution agreement with Pocket Communications, Inc. ("Pocket"), a PCS network operator, pursuant to which the Company was to distribute custom wireless handsets provided by Pocket. Simultaneous with its execution of such agreement, the Company purchased $5 million in convertible debentures of Pocket. In

March 1997, Pocket filed for protection under Chapter 11 of the United
States Bankruptcy Code. Accordingly, the Company recorded $5 million of losses on its investment in Pocket during the quarter ended March 31, 1997. A decline in the financial prospects of strategic partners could have a material adverse effect on the Company.

Accounts Receivable and Contract Financing Receivables; Collection and Credit Risks

          The Company's trade accounts receivable, less allowance for doubtful accounts, at December 31, 1996 and 1997 and March 31, 1998 was approximately $113 million, $213 million and $210 million, respectively. In addition, the Company began, in 1997, to offer financing of inventory and receivables to certain customers under contractual arrangements. The resulting contract financing receivables at March 31, 1998 were approximately $39.7 million. Delays in collection or the uncollectibility of such receivables could have a material adverse effect on the Company. At March 31, 1998, the Company's allowance for doubtful accounts was approximately $3.6 million, which the Company believes is currently adequate for the size and nature of its receivables. However, in connection with the Company's continued expansion, the Company intends to offer open account terms to additional customers, which will subject the Company to increased credit risk, particularly in the event that any such receivables represent sales to a limited number of customers or are concentrated in particular geographic markets, and could require the Company to increase its allowance for doubtful accounts.

Possible Fluctuations in Operating Results; Seasonality

          The Company's operating results are influenced by a number of seasonal factors in the different countries and markets in which it operates. Such results may vary from period to period as a result of purchasing patterns of customers in different markets, the timing of introduction of new products by the Company's suppliers and competitors, variations in sales by distribution channels, product availability and pricing and other seasonal factors such as those associated with consumer electronics and retail sales which tend to result in increased volume in the latter part of the calendar year. While the overall growth of the Company's business has reduced the impact of such factors on the Company's operating results, seasonality contributes to the increase in the Company's sales in the fourth quarter of its fiscal years. Unanticipated events, including delays in securing adequate inventories of competitive products at the time of peak sales, or significant decreases in sales during such periods, could have a material adverse effect on the Company. There can be no assurance that the foregoing factors will not result in significant fluctuations in operating results in the future.

Dependence on Key Personnel

          The success of the Company depends in large part on the abilities and continued service of its executive officers and other key employees. Although the Company has entered into employment agreements with several of such officers and employees, there can be no assurance that the Company will be able to retain their services. The loss of executive officers or other key personnel could have a material adverse effect on the Company. The Company also has non-compete agreements with its executive officers and certain of its existing key personnel; however, courts are at times reluctant to enforce such agreements. In addition, in order to support its continued growth, the Company will be required to effectively recruit, develop and retain additional qualified management. The inability of the Company to attract and retain such necessary personnel could also have a material adverse effect on the Company.

Uncertainty of Protection of Proprietary Software

          The Company's success is substantially dependent upon its proprietary software applications relating to its information systems. The Company does not currently hold any patents relating to its software and relies on trade secret and copyright laws to protect its proprietary software. In addition, the Company regularly enters into non-disclosure agreements with its key employees and limits access to and distribution of its trade secrets and other proprietary information. There can be no assurance that these measures will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology, thereby eliminating one of the Company's perceived competitive advantages. In addition, the laws of some countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Finally, although the Company believes that its proprietary software has been developed independently and does not infringe upon the proprietary rights of others, there can be no assurance that the software does not and will not so infringe or that third parties will not assert infringement claims against the Company in the future.

Reliance on Technology; Risk of Business Interruption

          The Company has invested significantly in sophisticated and specialized information systems technology and has focused on the application of this technology to provide customized value-added logistics services to wireless communications equipment manufacturers and network operators. The Company anticipates that it will be necessary to continue to develop new logistics services and enhance its information systems in order to maintain its competitiveness. In addition, the Company's sales and marketing efforts (a large part of which are telemarketing based) are highly dependent on its computer and telephone equipment, and the temporary or permanent loss of such equipment or systems through casualty or operating malfunction, or a significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, could have a material adverse effect on the Company. The Company's property and business interruption insurance may not adequately compensate the Company for all losses that it may incur in any such event.

Dependence on Labor Force

          The Company's distribution and value-added logistics services are labor intensive and the Company experiences high personnel turnover. A significant number of the Company's employees are employed on a part-time basis. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. Growth in the Company's business, together with seasonal increases in net sales, require the Company to recruit and train personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a significant labor force of qualified employees when needed, or at all. In addition, a significant portion of the Company's costs consist of wages to hourly workers. An increase in hourly wages, costs of employee benefits, employment taxes or commission rates could have a material adverse effect on the Company.

Possible Medical Risks Associated with Wireless Handsets

          Recent lawsuits have been filed against manufacturers of wireless handsets alleging possible medical risks, including brain cancer, associated with electromagnetic fields emitted by wireless communications handsets. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. The Company recognizes, however, that the perception that health risks may exist could adversely affect the Company's or its customers' ability to market wireless handsets. Inasmuch as substantially all of the Company's revenues are derived, either directly or indirectly, from sales of wireless handsets, future studies finding possible health risks associated with the use of such products could have a material adverse effect on the wireless communications industry and the Company. As a distributor of wireless handsets, the Company may be subject to lawsuits filed by plaintiffs alleging health risks. A successful claim against the Company could have a material adverse effect on the Company.

Potential Volatility of Price of the Common Stock

          The market price of the Common Stock has risen substantially and, from time to time, experienced significant fluctuations since the Company's initial public offering in April 1994. The Common Stock is quoted on the Nasdaq National Market, which market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the trading price of the Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as the introduction of new services, products or technologies by the Company, its competitors or its suppliers or their competitors, changes in other conditions or trends in the wireless communications industry, changes in governmental regulation, changes in worldwide or regional economic conditions, changes in securities analysts' estimates for the Company's, or its competitors' or industry's, future performance or general market conditions. General market price declines or market volatility in the future, or future declines or volatility in the prices of stocks for companies in the wireless communications industry or the distribution or value-added logistics services sectors of the wireless communications industry, could also affect the market price of the Common Stock.

Anti-Takeover Effect of Certain Charter and By-Law Provisions, the Stockholder Rights Plan and Certain Provisions of the LYONs

          The Company's Certificate of Incorporation, as amended, authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In addition, the Company's Amended and Restated By-Laws divide the Board of Directors into three classes serving staggered three-year terms. The Company also has a Stockholders Rights Plan that may make certain proposed acquisitions of the Company prohibitively expensive. These charter and By-Law provisions and the Stockholders Rights Plan could make it more difficult for a stockholder to effect certain transactions and make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. As a result, such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock.

          The terms of the LYONs require the Company, as of 35 business days after the occurrence of a Change in Control of the Company occurring on or prior to March 11, 2003, to purchase any LYON, at the option of the Holder, for a Change in Control Purchase Price equal to the Issue Price plus accrued Original Issue Discount through the Change in Control Purchase Date. The Change in Control purchase feature of the LYONs, as well as the change of control provisions included in the Company's Credit Facility, may in certain circumstances have an anti-takeover effect.

                                USE OF PROCEEDS

          The Company will receive no proceeds from any sales of LYONs or shares of Common Stock made from time to time hereunder. The Company has agreed to bear certain expenses in connection with the registration of the LYONs being offered and sold by the Selling Holders.

                       RATIO OF EARNINGS TO FIXED CHARGES

          The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated.


                            YEAR ENDED DECEMBER 31,
                             ----------------------
                                                                THREE MONTHS
                        1993   1994   1995    1996    1997  ENDED MARCH 31, 1998
                        ----   ----   ----    ----    ----  --------------------
Ratio of earnings to
fixed charges . . . .  14.3x  25.0x   8.7x    8.7x    5.9x             4.4x



          The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes and minority interest, adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include interest incurred on long-term and other debt, the interest factor deemed to be included in lease expense, and certain amortization of debt issuance costs.


                          PRICE RANGE OF COMMON STOCK

          The Common Stock is quoted on the Nasdaq National Market under the symbol "CELL." The following table sets forth, on a per share basis, the high and low sales prices of the Common Stock for the periods indicated, as reported by the Nasdaq National Market.

                                            HIGH                      LOW
--------------------------------------------------------------------------
Year Ended December 31, 1996:
  First Quarter                             $5.33                    $3.60
  Second Quarter                             8.13                     4.53
  Third Quarter                              6.97                     5.00
  Fourth Quarter                            12.10                     6.13

Year Ended December 31, 1997:
  First Quarter                             12.50                     8.13
  Second Quarter                            17.44                     8.00
  Third Quarter                             23.38                    13.88
  Fourth Quarter                            24.25                    11.50

Year Ending December 31, 1998:
  First Quarter                             21.50                    14.00
  Second Quarter                            21.63                    11.88



          On June 30, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $14.50 per share. At June 30, 1998, there were approximately 350 stockholders of record.



                                DIVIDEND POLICY

          The Company has not paid cash dividends on its Common Stock other than S corporation distributions made to its stockholders prior to the Company's initial public offering in April 1994 and S corporation distributions made to the stockholders of Allied Communications, Inc. and certain related companies relating to periods prior to their merger with the Company in June 1996. The Board of Directors intends to continue a policy of retaining earnings to finance the Company's anticipated growth and development of its business and does not expect to declare or pay any cash dividends in the foreseeable future. In addition, the declaration or payment of cash dividends is prohibited under the terms of the Company's Credit Facility with the Banks.


                              DESCRIPTION OF LYONS

          The LYONs were issued under the Indenture. A copy of the form Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is also available for inspection during normal business hours at the corporate trust office of the Trustee. The following summaries of certain provisions of the LYONs and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the LYONs and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the Form of LYON which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference. Unless the context suggests otherwise, references in this "Description of LYONs" to the "Company" or "Brightpoint" refer to Brightpoint, Inc. and not to its subsidiaries.

GENERAL

          The LYONS are unsecured, subordinated obligations of the Company limited to $380,000,000 aggregate principal amount at maturity and will mature on March 11, 2018. The principal amount at maturity of each LYON is $1,000 (except as may be adjusted upon conversion of the LYONs to semiannual coupon notes following a Tax Event) and will be payable at the office of the Paying Agent, which initially will be the Trustee, or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York.

          The LYONs were originally offered at a substantial discount from their principal amount at maturity. See "Certain Tax Aspects--Original Issue Discount." Except as discussed below, there will be no periodic payments of interest. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price and the principal amount at maturity of a
LYON) in the period
during which a LYON remains outstanding will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months; such accrual will commence from the Issue Date of the LYONs. In the event of the maturity, conversion, purchase by the Company at the option of a Holder or redemption of a LYON, Original Issue Discount and interest, if any, will cease to accrue on such LYON, under the terms and subject to the conditions of the Indenture. The Company may not reissue a LYON that has matured or been converted, purchased by the Company at the option of a Holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof).

         LYONs may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. Each such agent shall initially be the Trustee.

FORM, DENOMINATION AND REGISTRATION

         Except as hereinafter described, the LYONs were issued in registered book-entry form, without coupons, in minimum denominations of $100,000 and multiples of $1,000 in excess thereof, represented by one or more global LYONs without coupons (each, a "Global LYON") deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company ("DTC") in New York, New York. Beneficial interests in any such Global LYON will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for LYONs in certificated form except in the limited circumstances described herein. The LYONs offered hereby may be transferred in denominations of $1,000 and integral multiples thereof.

         No service charge will be made for any registration of transfer of exchange of LYONs, but the Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

         Ownership of beneficial interests in a Global LYON will be limited to persons who have accounts with DTC ("participants") or persons who hold interests directly or indirectly through DTC participants. Ownership of beneficial interests in the Global LYONs will be shown on, and the transfer of that ownership will be effected through DTC participants and will be shown on records maintained by DTC (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

         So long as DTC, or its nominee, is the registered owner or Holder of a Global LYON, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the LYONs represented by such Global LYON for all purposes under the Indenture and the LYONs. No beneficial owner of an interest in a Global LYON will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein and, if applicable, those of Euroclear and Cedel). If DTC or any successor depository notifies the Company that it is unwilling or unable to continue as depository for a Global LYON or ceases to be a "Clearing Agency" registered or in good standing under the Exchange Act or other applicable statute or regulation and a successor depository is not appointed by the Company within 90 days, or an Event of Default has occurred and is continuing, DTC participants in such Global LYON will receive physical delivery of LYONs in certificated form and will be considered to be the owners or Holders of such LYONs under the Indenture or the LYONs.

         Payments on Global LYONs will be made to DTC or its nominee, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global LYONs or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company expects that DTC or its nominee, upon receipt of any payment in respect of a Global LYON held by it or its nominee, will credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global LYON as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global LYON held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants.

         Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in same-day funds. The laws of some states, however, require that certain persons take physical delivery of securities in definitive form. LYONs (and shares of Common Stock issued upon conversion of LYONs or in payment of the Purchase Price upon exercise of the Holder's option to require the purchase of such Holder's LYONs as of a Purchase Date) will only be delivered in certificated form in the limited circumstances described above. Consequently, the ability to transfer LYONs evidenced by the Global LYON will be limited to such extent. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

         Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Cedel participants, on the other, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Cedel, as the case may be, by its respective depository, however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the Regulation S Global LYON in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlements applicable to DTC. Cedel participants and Euroclear participants may not deliver instructions directly to the depositories for Cedel or Euroclear.

         Because of time zone difference, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global LYON from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the DTC settlement date and such credit of any transactions in interests in a Global LYON settled during such processing day will be reported to the relevant Euroclear or Cedel participant on such day. Cash received in Euroclear or Cedel as a result of sales of interests in a Global LYON by or through a Euroclear or Cedel participant to a DTC participant will be received for value on the DTC settlement date but will be available in the relevant Euroclear or Cedel cash account only as of the business day following settlement in DTC.

         DTC will take any action permitted to be taken by a Holder of LYONs (including the presentation of LYONs for exchange as described below) only at the direction of one or more participants to whose account interests in the Global LYONs are credited and only in respect of such portion of the aggregate principal amount of the LYONs as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the LYONs, DTC will exchange the Global LYONs for LYONs in certificated form, which it will distribute to its participants,

         In case any such LYON shall become mutilated, defaced, destroyed, lost or stolen, the Company will execute and upon the Company's request the Trustee will authenticate and deliver a new LYON, of like tenor (including the same date of issuance) and equal principal amount at maturity, registered in the same manner, dated the date of its authentication in exchange and substitution for such LYON (upon surrender and cancellation thereof) or in lieu of and substitution for such LYON. In case such LYON is destroyed, lost or stolen, the applicant for a substituted LYON shall furnish to the Company and the Trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such LYON, the applicant shall also furnish to the Company satisfactory evidence of the destruction, loss or theft of such LYON and of the ownership thereof. Upon the issuance of any substituted LYON, the Company may require the payment by the registered Holder thereof of a sum sufficient to cover fees and expenses connected therewith.

SUBORDINATION OF LYONS; EFFECT OF CORPORATE STRUCTURE

         Indebtedness evidenced by the LYONs is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all existing and future Senior Indebtedness. The term "Senior Indebtedness" of the Company means, without duplication, (i) all "Secured Obligations" (as defined in the Company's Credit Facility with the Banks), including, without limitation, the principal, premium (if any), unpaid interest and fees, on all present and future (a) obligations incurred by the Company (whether as borrower or guarantor) under and pursuant to the Credit Facility or any agreement providing for the refunding or refinancing of such Secured Obligations (a "Refinancing Agreement"), including without limitation, the principal balance of all loans made thereunder and interest and fees accruing with respect to such loans and (b) all other obligations, liabilities, and indebtedness, including, without limitation, reimbursement obligations under letters of credit issued pursuant to the Credit Facility or a Refinancing Agreement (and all fees, commissions and charges incurred in connection with the issuances and maintenance of such letters of credit) or obligations with respect to acceptances issued or overdrafts extended pursuant to the Credit Facility or a Refinancing Agreement; (ii) all present and future obligations under any agreement, device or arrangement providing for payments which are related to fluctuations of interest rates, exchange rates or forward rates, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate swap, cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants or similar agreements, devices or arrangements of the Company (collectively, "Hedging Agreements"), including all obligations of the Company, whether absolute or contingent under any and all cancellations, buy backs, reversals, terminations or assignments of any Hedging Agreement; (iii) the principal, premium (if any) and unpaid interest on all present and future (a) indebtedness of the Company for borrowed money (other than the LYONs), (b) obligations of the Company evidenced by bonds, debenture, notes or similar instruments (other than the LYONs), (c)(1) repurchase obligations or liabilities of the Company with respect to accounts or notes receivable sold by the Company or otherwise financed by the Company in a securitization or structured receivables financing transaction, (2) liabilities under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of the Company, (3) liabilities under any financing lease or so-called "synthetic" lease transaction entered into by the Company, and (4) obligations arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of the Company, (d) indebtedness incurred, assumed or guaranteed by the Company in connection with the acquisition by it or one or more of its subsidiaries of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles), (e) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles,
(f) reimbursement obligations of the Company in respect of letters of credit relating to indebtedness or other obligations of the Company that qualify as indebtedness or obligations of the kind referred to in clauses (iii)(a) through
(e) above; and (iv) obligations of the Company under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses
(i) through (iii) above; in each case (I) whether now existing or hereafter arising (and, in the case of indebtedness or obligations described in clauses
(i) or (iii)(c)(1) above, whether such indebtedness or obligations arise or accrue before or after the commencement of any bankruptcy, insolvency or receivership proceedings) directly between the Company and any holder of such indebtedness or obligation, or acquired outright, conditionally or as collateral security from another by any such holder, including, without limitation, in the case of indebtedness or obligations described in clauses (i) or (iii)(c)(1) above, interest and fees accruing pre-petition or post-petition at the rate or rates prescribed in the Credit Facility or a Refinancing Agreement or the other document, instrument or agreement evidencing such Senior Indebtedness and costs, expenses, and attorneys' and paralegals' fees and disbursements whenever incurred (and, in the case of indebtedness or obligations described in clauses (i) or (iii)(c)(1) above, whether or not such claims, interest, costs, expenses, fees or disbursements are allowed or allowable in any such proceeding); and (II) unless the document, instrument or agreement creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding, provides (y) that such indebtedness or obligation is not superior in right of payment to the LYONs or (z) that such indebtedness or obligation shall be subordinated to any other such indebtedness or obligation, unless such indebtedness or obligation expressly provides that it shall be senior in right of payment to the LYONs.

         By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of the assets of the Company, (i) the Holders of the LYONs are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing the assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all holders of Senior Indebtedness in full and (ii) unsecured creditors of the Company who are not Holders of LYONs or holders of Senior Indebtedness of the Company may recover less, ratably, than holders of Senior Indebtedness of the Company and may recover more, ratably, than the Holders of LYONs.

         In addition, no payment of the Principal Amount at Maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, as described below, the Restated Principal Amount), Issue Price, accrued Original Issue Discount, Redemption Price, Change in Control Purchase Price or interest, if any, with respect to any LYONs may be made by the Company, nor may the Company pay cash with respect to the Purchase Price of any LYON (other than for fractional shares) or acquire any LYONs for cash or property except as set forth in the Indenture if
(i) any payment default on any Senior Indebtedness has occurred and is continuing beyond any applicable grace period or (ii) any default (other than a payment default) with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and such default is either the subject of judicial proceedings or the Company receives a written notice of such default (a "Senior Indebtedness Default Notice"). Notwithstanding the foregoing, payments with respect to the LYONs may resume and the Company may acquire LYONs for cash when (a) the default with respect to the Senior Indebtedness is cured or waived or (b) in the case of a default described in (ii) above, 179 or more days pass after notice of the default is received by the Company, provided that the terms of the Indenture otherwise permit the payment or acquisition of the LYONs at that time. If the Company receives a Senior Indebtedness Default Notice, then a similar notice received within nine months thereafter relating to the same default on the same issue of Senior Indebtedness shall not be effective to prevent the payment or acquisition of the LYONs as provided above. In addition, no payment may be made on the LYONs if any LYONs are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default until the earlier of (i) 120 days after the date of such acceleration or (ii) the payment in full of all Senior Indebtedness, but only if such payment is then otherwise permitted under the terms of the Indenture. Notwithstanding the foregoing, upon the expiration of any payment blockage period described above, Holders of the LYONs are required to pay over any amounts collected by such Holders to the holders of Senior Indebtedness to the extent necessary to pay all holders of Senior Indebtedness in full. Upon any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all Senior Indebtedness shall first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for (in the case of indebtedness or obligations described in clauses (i) or (iii)(c)(1) in the definition of "Senior Indebtedness" above, only if payment of such amounts shall have been provided for (a) in an approved plan of reorganization and/or (b) in a manner approved by the requisite percentage of the holders of such Senior Indebtedness), before the holders of the LYONs shall be entitled to receive any payment or distribution with respect to any LYONs.

         The LYONs are obligations exclusively of the Company. Since a large part of the operations of the Company are currently conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the LYONs, of the Company are dependent in part upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by, those subsidiaries to the Company. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the LYONs or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

         Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the LYONs to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

         As of March 31, 1998, the Company and its subsidiaries had approximately $1 million in outstanding borrowings (excluding accrued interest thereon), and an aggregate of $12 million in letters of credit outstanding, under the Credit Facility, all of which constituted Senior Indebtedness. As of March 31, 1998, liabilities (excluding consolidated intercompany payables) of the subsidiaries of the Company not guaranteed by the Company, which did not constitute Senior Indebtedness but to which the LYONs were effectively subordinated, aggregated approximately $79 million. There are no restrictions in the Indenture on the creation of additional Senior Indebtedness (or any other indebtedness).

CONVERSION RIGHTS

         Each LYON is convertible into shares of Common Stock at the option of the Holder any time before the close of business on March 11, 2018, provided, however, that if a LYON is called for redemption, the Holder may convert it at any time before the close of business on the Redemption Date. On conversion of a LYON, the Company may elect to deliver shares of Common Stock or an amount of cash determined as described below. A LYON in respect of which a Holder has delivered a Purchase Notice (as defined below) or a Change in Control Purchase Notice (as defined below) exercising the option of such Holder to require the Company to purchase such LYON may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Paying Agent prior to the close of business on the Purchase Date or the Change in Control Purchase Date, as the case may be, in accordance with the terms of the Indenture. See "--Purchase of the LYONs at the Option of the Holder."

         The initial Conversion Rate for the LYONs is 19.109 shares of Common Stock per $1,000 principal amount at maturity, subject to adjustment upon the occurrence of certain events described below. See "Price Range of Common Stock." A Holder otherwise entitled to a fractional share of Common Stock will receive cash equal to the market value of such fractional share based on the closing Sale Price on the Trading Day immediately preceding the Conversion Date. A Holder may convert a portion of such Holder's LYONs so long as such portion is $1,000 principal amount at maturity or an integral multiple thereof.

         To convert a LYON, a Holder must (i) complete and manually sign the conversion notice on the back of the LYON (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent (initially the Trustee) at the office maintained by the Conversion Agent for such purpose,
(ii) surrender the LYON to the Conversion Agent, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the Conversion Date.

         Upon conversion of a LYON, a Holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the Holder of the fixed number of shares of Common Stock (or cash in the applicable amount as described below) into which the LYON is convertible (together with the cash payment in lieu of any fractional shares) will satisfy the Company's obligation to pay the principal amount of the LYON, including the accrued Original Issue Discount attributable to the period from the Issue Date through the Conversion Date. Thus, the accrued Original Issue Discount of such LYON will be deemed to be paid in full rather than cancelled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the LYONs for accrued Original

Issue Discount. The number of full shares of Common Stock into which any LYON is converted will be delivered in book-entry form through DTC (and cash in lieu of any fractional shares will be delivered through the Conversion Agent), as soon as practicable, but in any event no later than the seventh Business Day, following the Conversion Date. For a discussion of the tax treatment of a Holder receiving Common Stock or cash upon conversion, see "Certain Tax Aspects--Disposition or Conversion."

         In lieu of delivering shares of Common Stock upon notice of conversion of any LYONs, the Company may elect to pay the Holder surrendering such LYONs an amount in cash per LYON equal to the Sale Price of a share of Common Stock on the Trading Day immediately prior to the Conversion Date multiplied by the Conversion Rate in effect on such Trading Day, subject to adjustment upon the occurrence of certain events described below; provided, that if such payment of cash is not permitted pursuant to the provisions of the Indenture or otherwise, the Company shall deliver shares of Common Stock (and cash in lieu of fractional shares) as set forth below. Upon conversion of any LYONs, the Company shall inform the Holders through the Conversion Agent of its election to deliver shares of Common Stock or to pay cash in lieu of delivery of such shares no later than two Business Days following the Conversion Date. If the Company elects to deliver shares of Common Stock, such shares will be delivered in book-entry form through DTC as soon as practicable, but in any event no later than the seventh Business Day, following the Conversion Date. If the Company elects to pay cash, such cash payment will be made to the Holder surrendering such LYONs no later than the fifth Business Day following such Conversion Date.

         The Company's Credit Facility provides, among other things, that the Company will not, while the Credit Facility is outstanding, exercise the Company's option to deliver cash, in lieu of shares of Common Stock (other than cash in lieu of fractional shares), upon conversions of LYONs. In any event, the Company may not pay cash upon conversion of any LYONs (other than cash in lieu of fractional shares) if there has occurred and is continuing an Event of Default described under "--Event of Default: Notice and Waiver" below (other than a default in such payment on such LYONs).

         The Conversion Rate will be adjusted for dividends or distributions on Common Stock payable in Common Stock or other capital stock of the Company; certain subdivisions, combinations or reclassifications of Common Stock; distributions to all holders of Common Stock of certain rights, warrants or options to purchase Common Stock or securities convertible into Common Stock for a period expiring within 60 days after the record date for such distribution at a price per share less than the Sale Price at the time; and distributions to all holders of Common Stock of assets or debt securities of the Company or rights, warrants or options to purchase securities of the Company (excluding cash dividends or other cash distributions from consolidated current net earnings or earned surplus or dividends payable in Common Stock but including Extraordinary Cash Dividends). However, no adjustment need be made if Holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that the Board of Directors of the Company determines to be fair and appropriate, or in certain other cases. In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase securities of the Company applicable to one share of Common Stock distributed to stockholders exceeds the Average Sale Price per share of Common Stock, or such Average Sale Price exceeds such fair market value of such portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the Holder of a LYON upon conversion thereof will be entitled to receive, in addition to the shares of Common Stock into which such LYON is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that such Holder would have received if such Holder had converted such LYON immediately prior to the record date for determining the shareholders entitled to receive the distribution. The Indenture permits the Company to increase the Conversion Rate from time to time.

         If the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets which is otherwise permitted under the terms of the Indenture, the right to convert a LYON into Common Stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets which the Holder would have received if the Holder had converted such Holder's LYONs immediately prior to the transaction.

         In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the Conversion Rate (or in which Holders otherwise participate) or in the event the Conversion Rate is increased at the discretion of the Company, the Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain Tax Aspects--Constructive Dividend."

         In the event the Company exercises its option to have interest in lieu of Original Issue Discount accrue on a LYON following a Tax Event, the Holder will be entitled on conversion to receive the same number of shares of Common Stock (or, at the Company's option the same amount of cash in lieu thereof) such Holder would have received if the Company had not exercised such option. If the Company exercises such option, LYONs surrendered for conversion during the period from the close of business on any Regular Record Date (as defined herein) next preceding any Interest Payment Date (as defined herein) to the opening of business of such Interest Payment Date (except LYONs to be redeemed on a date within such period) must be accompanied by payment of an amount equal to the interest thereon that the registered Holder is to receive. Except where LYONs surrendered for conversion must be accompanied by payment as described above, no interest on converted LYONs will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

REDEMPTION OF LYONS AT THE OPTION OF THE COMPANY

         No sinking fund is provided for the LYONs. Prior to March 11, 2003, the LYONs will not be redeemable at the option of the Company. On and after that date, the Company may redeem the LYONs for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to Holders of LYONs (unless a shorter notice shall be satisfactory to the Trustee). Any such redemption must be in integral multiples of $1,000 principal amount at maturity.

         The table below shows Redemption Prices of a LYON per $1,000 principal amount at maturity on March 11, 2003, at each March 11 thereafter prior to maturity, and at maturity on March 11, 2018, which prices reflect the accrued Original Issue Discount calculated through each such date. The Redemption Price of a LYON redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table through the Redemption Date.

                                                          (1)                      (2)                   (3)
                                                                                  ACCRUED            REDEMPTION
                                                          LYON                ORIGINAL ISSUE            PRICE
               REDEMPTION DATE                        ISSUE PRICE             DISCOUNT AT 4%           (1)+(2)
--------------------------------------------------------------------------------------------------------------
                March 11, 2003                          $452.89                  $  99.18              $552.07
                March 11, 2004                           452.89                    121.48               574.37
                March 11, 2005                           452.89                    144.69               597.58
                March 11, 2006                           452.89                    168.83               621.72
                March 11, 2007                           452.89                    193.95               646.84
                March 11, 2008                           452.89                    220.08               672.97
                March 11, 2009                           452.89                    247.27               700.16
                March 11, 2010                           452.89                    275.56               728.45
                March 11, 2011                           452.89                    304.98               757.87
                March 11, 2012                           452.89                    335.60               788.49
                March 11, 2013                           452.89                    367.46               820.35
                March 11, 2014                           452.89                    400.60               853.49
                March 11, 2015                           452.89                    435.08               887.97
                March 11, 2016                           452.89                    470.96               923.85
                March 11, 2017                           452.89                    508.28               961.17
                 At Maturity                             452.89                    547.11             1,000.00

         If converted to semiannual coupon notes following the occurrence of a Tax Event, the LYONs will be redeemable at the Restated Principal Amount (as defined below) plus accrued and unpaid interest from the date of such conversion through the Redemption Date; provided, however, that in no event may the LYONs be redeemed prior to March 11, 2003. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

         If fewer than all of the LYONs are to be redeemed, the Trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a Holder's LYONs is selected for partial redemption and such Holder converts a portion of such LYONs prior to such redemption, such converted portion shall be deemed, solely for purposes of determining the aggregate principal amount at maturity of LYONs to be redeemed by the Company, to be of the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

         On March 11, 2003, March 11, 2008 and March 11, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the Holder thereof, any outstanding LYON for which a written notice (a "Purchase Notice") has been delivered by the Holder to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time from the opening of business on the date that is 20 business days preceding such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions set forth in part in the following paragraphs.

         The table below shows the Purchase Prices of a LYON as of the specified Purchase Dates (equal to the Issue Price plus accrued Original Issue Discount through the respective Purchase Date):

                PURCHASE DATE                     PURCHASE PRICE
          --------------------------------------------------------------
                March 11, 2003                        $552.07
                March 11, 2008                        $672.97
                March 11, 2013                        $820.35

         If prior to a Purchase Date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the Purchase Price will be equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion through the Purchase Date. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

         The Company, at its option, may elect to pay such Purchase Price in cash or Common Stock, or any combination thereof. For a discussion of the tax treatment of such a transaction, see "Certain Tax Aspects--Disposition or Conversion."

         The Company will give notice (the "Company Notice") not less than 20 business days prior to each Purchase Date (the "Company Notice Date") to all Holders at their addresses shown in the register of the Registrar (or to DTC participants on an official DTC position listing or proxy who will deliver such notice to beneficial owners as required by applicable law) stating, among other things, (i) whether the Company will pay the Purchase Price of the LYONs in cash or Common Stock, or any combination thereof, and (ii) the procedures that Holders must follow to require the Company to purchase LYONs from such Holders.

         The Purchase Notice given by any Holder requiring the Company to purchase LYONs shall state (i) the certificate numbers of the LYONs to be delivered by such Holder for purchase by the Company; (ii) the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple thereof; (iii) that such LYONs are to be purchased by the Company pursuant to the applicable provisions of the LYONs; and (iv) if the Company elects, pursuant to the Company Notice, to pay a specified percentage of the Purchase Price in shares of Common Stock but such specified percentage is ultimately to be paid in cash because any of the conditions to payment of such specified percentage of the Purchase Price in shares of Common Stock contained in the Indenture is not satisfied prior to the close of business on the Purchase Date, as described below, that such Holder elects (a) to withdraw such Purchase Notice as to some or all of the LYONs to which it relates (stating the principal amount at maturity and certificate numbers of the LYONs as to which such withdrawal shall relate) or (b) to receive cash in respect of the Purchase Price of all LYONs subject to such Purchase Notice. If the Holder fails to indicate such Holder's choice with respect to the election described in clause (iv) above in the Purchase Notice, such Holder shall be deemed to have elected to receive cash for the specified percentage of the Purchase Price that was to have been payable in shares of Common Stock. See "Certain Tax Aspects--Disposition or Conversion."

         Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the LYONs as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

         If the Company elects to pay the Purchase Price, in whole or in part, in shares of Common Stock, the number of shares to be delivered in respect of the specified percentage of the Purchase Price to be paid in Common Stock shall be equal to the dollar amount of such specified percentage of the Purchase Price divided by the Market Price (as defined below) of a share of Common Stock. However, no fractional shares of Common Stock will be delivered upon any purchase by the Company of LYONs in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock. Each Holder whose LYONs are purchased at the option of such Holder as of the Purchase Date shall receive the same percentage of cash or Common Stock in payment of the Purchase Price for such LYONs, except as described above with regard to the payment of cash in lieu of fractional shares of Common Stock. See "Certain Tax Aspects--Disposition or Conversion."

         The "Market Price" means the average of the Sale Prices of the Common Stock for the five Trading Day period ending on the third Trading Day prior to the applicable Purchase Date, appropriately adjusted to take into account the actual occurrence, during the seven Trading Days preceding such Purchase Date, of certain events that would result in an adjustment of the Conversion Rate with respect to the Common Stock. The "Sale Price" on any Trading Day means the closing per share sale price for the Common Stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such Trading Day as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System. A "Trading Day" means each day on which the securities exchange or quotation system which is used to determine the Sale Price is open for trading or quotation. Because the Market Price of the Common Stock is determined prior to the Purchase Date, Holders of LYONs bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to the Purchase Date. The Company may pay the Purchase Price, in whole or in part, in Common Stock only if the information necessary to calculate the Market Price is reported in The Wall Street Journal or another daily newspaper of national circulation.

         Upon determination of the actual number of shares of Common Stock issuable in accordance with the foregoing provisions, the Company will publish such determination in The Wall Street Journal or another daily newspaper of national circulation.

         The Company's right to purchase LYONs, in whole or in part, with shares of Common Stock is subject to the Company's satisfying various conditions, including the registration of the Common Stock under the Securities Act and the Exchange Act, unless there exists an applicable exemption to registration thereunder. If such conditions are not satisfied prior to the close of business on the Purchase Date, the Company will pay the Purchase Price of the LYONs in cash. The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase LYONs at the option of the Holders thereof on a Purchase Date. The Company may not change the form of consideration (or components or percentages of components thereof) to be paid once the Company has given its Company Notice to Holders of LYONs except as described in the second sentence of this paragraph.

         Payment of the Purchase Price for a LYON for which a Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time (whether prior to, on or after the Purchase
Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such LYON will be made promptly following the later of the business day following the Purchase Date and the time of delivery of such LYON. If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such LYON on the business day following the Purchase Date, then, immediately after the Purchase Date, such LYON will cease to be outstanding and Original Issue Discount on such LYON will cease to accrue and will be deemed paid, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of such LYON).

         The Company's ability to purchase LYONs with cash may be limited by the terms of its then-existing borrowing agreements. No LYONs may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "Events of Default; Notice and Waiver" below (other than a default in the payment of the Purchase Price with respect to such LYONs).

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

         In the event of any Change in Control (as defined below) of the Company occurring on or prior to March 11, 2003, each Holder of LYONs will have the right, at the Holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the Holder's LYONs on the date that is 35 business days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to the Issue Price plus accrued Original Issue Discount through the Change in Control Purchase Date (the "Change in Control Purchase Price"). If prior to a Change in Control Purchase Date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the Company will be required to purchase the LYONs at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion through the Change in Control Purchase Date. Holders will not have any right to require the Company to purchase LYONs in the event of any Change in Control of the Company occurring after March 11, 2003.

         Within 15 business days after the Change in Control, the Company shall mail to the Trustee and to each Holder (or to DTC participants on an official DTC position listing or proxy who will deliver such notice to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice shall state, among other things: (i) the date of such Change in Control and, briefly, the events causing such Change in Control, (ii) the date by which the Change in Control Purchase Notice (as defined below) must be given, (iii) the Change in Control Purchase Date, (iv) the Change in Control Purchase Price, (v) the name and address of the Paying Agent and the Conversion Agent, (vi) the Conversion Rate and any adjustments thereto, (vii) that LYONs with respect to which a Change in Control Purchase Notice is given by the Holder may be converted only if the Change in Control Purchase Notice has been withdrawn in accordance with the terms of the Indenture, (viii) the procedures that Holders must follow to exercise these rights, (ix) the procedures for withdrawing a Change in Control Purchase Notice, (x) that Holders who want to convert LYONs must satisfy the requirements set forth in paragraph 9 of the LYONs and (xi) briefly, the conversion rights of Holders of LYONs. The Company will cause a copy of such notice to be published in The Wall Street Journal or another daily newspaper of national circulation.

         To exercise the purchase right, the Holder must deliver written notice of the exercise of such right (a "Change in Control Purchase Notice") to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice shall state (i) the certificate numbers of the LYONs to be delivered by the Holder thereof for purchase by the Company; (ii) the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple thereof; and (iii) that such LYONs are to be purchased by the Company pursuant to the applicable provisions of the LYONs.

         Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the LYONs as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to a Change in Control Purchase Notice.

         Payment of the Change in Control Purchase Price for a LYON for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such LYON will be made promptly following the later of the business day following the Change in Control Purchase Date and the time of delivery of such LYON. If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of such LYON on the business day following the Change in Control Purchase Date, then, immediately after the Change in Control Purchase Date, such LYON will cease to be outstanding and Original Issue Discount on such LYON will cease to accrue and will be deemed paid, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such
LYON).

         Under the Indenture, a "Change in Control" of the Company is deemed to have occurred at such time as (i) any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) other than the Company, any Subsidiary of the Company, or any employee benefit plan of either the Company or any Subsidiary of the Company, files a Schedule 13D or 14D-1 under the Exchange Act (or any successor schedule, form or report) disclosing that such person has become the beneficial owner of 50% or more of the total voting power in the aggregate of all classes of capital stock of the Company then outstanding normally entitled to vote in elections of directors, with certain exceptions, or (ii) there shall be consummated any consolidation or merger of the Company
(a) in which the Company is not the continuing or surviving corporation (other than any consolidation or merger effected primarily to change the jurisdiction of incorporation of the Company) or (b) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation normally entitled to vote in elections of directors immediately after the consolidation or merger. The Indenture does not permit the Board of Directors to waive the Company's obligation to purchase LYONs at the option of a Holder in the event of a Change in Control of the Company.

         The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable, and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase LYONs at the option of the Holders thereof upon a Change in Control. The Change in Control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, and the terms of such feature result from negotiations between the Company and Merrill Lynch.

         The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control with respect to the Change in Control purchase feature of the LYONs, but that would increase the amount of Senior Indebtedness outstanding at such time. If a Change in Control were to occur, there can be no assurance that the Company would have funds sufficient to pay the Change in Control Purchase Price for all of the LYONs that might be delivered by Holders seeking to exercise the purchase right. Moreover, the existing Senior Indebtedness of the Company also has default provisions that could be triggered by a change of control (and includes lower thresholds in its "change of control" provisions than the Change in Control provisions of the LYONs). In such case, the Holders of the LYONs would be subordinated to the prior claims of the holders of Senior Indebtedness. See "--Subordination of the LYONs; Effect of Corporate Structure." In addition, the Company's ability to purchase LYONs with cash may be limited by the terms of its then-existing borrowing agreements. No LYONs may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "--Events of Default; Notice and Waiver" below (other than a default in the payment of the Change in Control Purchase Price with respect to such LYONs).

CONSOLIDATION, MERGER AND SALE OR LEASE OF ASSETS

         The Company, without consent of any Holders of outstanding LYONs, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof (each a "Person"), and any Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to the Company, provided that (i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires or leases the assets of the Company substantially as an entirety is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and expressly assumes the Company's obligations on the LYONs and under the Indenture, (ii) immediately after giving effect to such transaction no Event of Default (as defined below), and no event which, after notice or lapse of time or both, would become an Event of Default, happened and is continuing, and
(iii) certain other conditions described in the Indenture are met.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

         From and after the date (the "Tax Event Date") of the occurrence of a Tax Event (as defined below), the Company shall have the option to elect to have interest in lieu of future Original Issue Discount accrue at 4% per annum on a principal amount per LYON (the "Restated Principal Amount") equal to the Issue Price plus Original Issue Discount accrued through the Tax Event Date or the date on which the Company exercises the option described herein, whichever is later (such date hereinafter referred to as the "Option Exercise Date"). Such interest shall accrue from the Option Exercise Date and shall be payable semiannually on March 11 and September 11 of each year (each an "Interest Payment Date") to holders of record at the close of business on February 24 or August 27 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Option Exercise Date. The Company's Credit Facility provides, among other things, that the Company will not, while the Credit Facility is outstanding, exercise the Company's option to convert the LYONs to semiannual coupon notes upon the occurrence of a Tax Event.

         A "Tax Event" means that the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after March 6, 1998, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after March 6, 1998, there is more than an insubstantial risk that interest (including Original Issue Discount) payable on the LYONs either (i) would not be deductible on a current accrual basis or (ii) would not be deductible under any other method, in either case in whole or in part, by the Company (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

         On December 7, 1995, the U.S. Treasury Department proposed a series of tax law changes that would among other things, prevent corporations from deducting interest (including original issue discount) on debt instruments convertible into equity of the issuer or a related party until the taxable year in which such interest is paid in cash or other property (other than obligations or equity of the issuer or a related party or cash or other property the amount of which is determined by reference to the value of equity of the issuer or a related party). This proposal, if enacted and made applicable to the LYONs, would prevent the Company from deducting interest (including original issue discount) payable on the LYONs on a current accrual basis for United States federal income tax purposes and could cause some or all of the interest (including original issue discount) payable on the LYONs to fail to be deductible by the Company under any other method for United States federal income tax purposes. The President's 1998 budget proposals, submitted to Congress on February 6, 1997, modified this potential change in tax law to apply to debt instruments issued on or after the date of first committee action. These proposed changes were not enacted as part of the Taxpayer Relief Act of 1997, but the President's 1999 budget proposals submitted to Congress on February 2, 1998, included a similar proposed change to apply to debt instruments issued on or after the date of first committee action. Although these proposed changes are not included in the Internal Revenue Restructuring and Reform Bill of 1998 (H.R. 2627), now being considered by a Congressional conference committee, the Company cannot predict whether or not these proposed tax law changes will ultimately become law. If legislation is enacted limiting, in whole or in part, the ability of the Company to either (i) deduct the interest (including Original Issue Discount) payable on the LYONs on a current accrual basis or
(ii) deduct the interest (including Original Issue Discount) payable on the LYONs under any other method for United States federal income tax purposes, such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at the option of the Company as described above. The modification of the terms of LYONs by the Company upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the Option Exercise Date. See "Certain Tax Aspects."

EVENTS OF DEFAULT; NOTICE AND WAIVER

         The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the Issue Price plus Original Issue Discount accrued (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) through the date of such declaration (in the case of an Event of Default specified in clause (i), (ii), (iii) or (iv) of the following paragraph) or through the date of default (in the case of an Event of Default specified in clause (v) of the following paragraph) on all the LYONs to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the LYONs plus the Original Issue Discount accrued thereon (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) through the occurrence of such event shall automatically become and be immediately due and payable. Upon any such acceleration, the subordination provisions of the Indenture preclude any payment being made to Holders of LYONs until the earlier of (i) 120 days or more after the date of such acceleration and (ii) the payment in full of all Senior Indebtedness, but only if such payment is then otherwise permitted under the terms of the Indenture. Notwithstanding the foregoing, upon the expiration of any such payment blockage period, Holders of LYONs are required to pay over any amounts collected by such Holders to the holders of Senior Indebtedness to the extent necessary to pay all holders of Senior Indebtedness in full. See "--Subordination of LYONs; Effect of Corporate Structure" above. Under certain circumstances, the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may rescind any such acceleration with respect to the LYONs and its consequences. Interest shall accrue and be payable on demand upon a default in the payment of principal amount at maturity (or, if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or, the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), Redemption Price, Purchase Price, Change in Control Purchase Price or shares of Common Stock (or cash in lieu of fractional shares) or cash to be delivered on conversion of LYONs, in each case to the extent that the payment of such interest shall be legally enforceable.

         Under the Indenture, Events of Default include: (i) default in payment of the principal amount at maturity (or, if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or, if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest provided such default in payment of interest shall continue for 30 days), Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON, when the same becomes due and payable (whether or not such payment is prohibited by the provisions of the Indenture); (ii) failure by the Company to deliver shares of Common Stock (together with cash in lieu of fractional shares) or cash in lieu thereof when such Common Stock (and cash in lieu of fractional shares) or cash is required to be delivered following conversion of a LYON and continuance of such default for 10 days; (iii) failure by the Company to comply with any of its other agreements in the LYONs or the Indenture upon the receipt by the Company of notice of such default from the Trustee or from Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and the Company's failure to cure such default within 90 days after receipt by the Company of such notice; (iv) default under any bond, debenture, note or other evidence of indebtedness for money borrowed of the Company having an aggregate outstanding principal amount of in excess of the greater of (a) $10,000,000 or (b) 5% of Consolidated Net Assets (as defined herein), which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged or such acceleration having been rescinded or annulled within ten days after receipt of notice thereof by the Company from the Trustee or the Company and the Trustee from the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding (unless such default has been cured or waived); or (v) certain events of bankruptcy or insolvency. For purposes of clause (iv) above, "Consolidated Net Assets" means the total amount of assets of the Company and its subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of the Company and its subsidiaries (other than intercompany liabilities and the current portion of long-term debt and capitalized lease obligations), all as set forth on the latest consolidated balance sheet of the Company at the end of each calendar quarter prepared in accordance with generally accepted accounting principles.

         The Trustee shall, within 90 days after the occurrence of any default, mail to all Holders of the LYONs notice of all defaults of which the Trustee shall be aware, unless such defaults shall have been cured or waived before the giving of such notice; provided, that the Trustee may withhold such notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the Holders.

         The Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. The Trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No Holder of any LYON will have any right to pursue any remedy with respect to the Indenture or the LYONs, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount at maturity of the outstanding LYONs shall have made a written request to the Trustee to pursue such remedy; (iii) such Holder or Holders shall have offered to the Trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it; (iv) the Trustee shall have failed to comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and (v) the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs shall not have given the Trustee a direction inconsistent with such request within 60 days after receipt of such request.

         The right of any Holder: (a) to receive payment of the principal amount at maturity (or, if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or, if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), Redemption Price, Purchase Price, Change in Control Purchase Price or interest, if any, in respect of the LYONs held by such Holder on or after the respective due dates expressed in the LYONs, (b) to convert such LYONs, or (c) to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or adversely affected without such Holder's consent.

         The Holders of a majority in aggregate principal amount at maturity of LYONs at the time outstanding may waive any existing default and its consequences except (i) any default in any payment on the LYONs, (ii) any default with respect to the conversion rights of the LYONs, or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the Holder of each LYON as described in "--Modification" below. When a default is waived, it is deemed cured and shall cease to exist, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

         The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture. In addition, the Company shall file with the Trustee written notice of the occurrence of any default or Event of Default within five Business Days of its becoming aware of such default or Event of Default.

MODIFICATION

         Modification and amendment of the Indenture or the LYONs may be effected by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, without the consent of each Holder affected thereby, no amendment may, among other things, (i) reduce the principal amount at maturity, Restated Principal Amount, Issue Price, Purchase Price, Change in Control Purchase Price or Redemption Price with respect to any LYON, or extend the stated maturity of any LYON or alter the manner or rate of accrual of Original Issue Discount or interest, or make any LYON payable in money or securities other than that stated in the LYON; (ii) make any reduction in the principal amount at maturity of LYONs whose Holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) make any change that adversely affects the right to convert any LYON or the right to require the Company to purchase a LYON; (iv) modify the provisions of the Indenture relating to the subordination of the LYONs in a manner adverse to the Holders of the LYONs; or (v) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs. No change that adversely affects the rights of any holder of Senior Indebtedness of the Company under the subordination provisions of the Indenture may be made unless requisite consents to such change are obtained from holders of Senior Indebtedness pursuant to the terms of the related Senior Indebtedness instrument.

         Without the consent of any Holder of LYONs, the Company and the Trustee may amend the Indenture to (i) cure any ambiguity, defect or inconsistency, provided, however, that such amendment does not materially adversely affect the rights of any Holder, (ii) provide for the assumption by a successor to the Company of the obligations of the Company under the Indenture,
(iii) provide for uncertificated LYONs in addition to certificated LYONs, as long as such uncertificated LYONs are in registered form for United States federal income tax purposes, (iv) make any change that does not adversely affect the rights of any Holder of LYONs, (v) make any change to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or (vi) add to the covenants or obligations of the Company under the Indenture for the protection of the Holders of the LYONs or surrender any right, power or option conferred by the Indenture on the Company.

DISCHARGE OF THE INDENTURE

         The Company may satisfy and discharge its obligations under the Indenture by delivering to the Trustee for cancellation all outstanding LYONs or by depositing with the Trustee, the Paying Agent or the Conversion Agent, if applicable, after the LYONs have become due and payable, whether at stated maturity, or any Redemption Date, or any Purchase Date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash or Common Stock (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the Indenture by the Company.

NO RECOURSE AGAINST OTHERS

         The Indenture provides that a director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the LYONs or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.


LIMITATIONS OF CLAIMS IN BANKRUPTCY

         If a bankruptcy proceeding is commenced in respect of the Company, under Title 11 of the United States Code, the claim of the Holder of a LYON may be limited to the Issue Price of the LYON plus that portion of the Original Issue Discount that is deemed to have accrued from the date of issue to the commencement of the proceeding. In addition, the Holders of the LYONs will be subordinated in right of payment to Senior Indebtedness and effectively subordinated to the indebtedness and other obligations of the Company's subsidiaries. See "--Subordination of LYONs; Effect of Corporate Structure."

INFORMATION CONCERNING THE TRUSTEE

         The Chase Manhattan Bank is the Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture.

                          DESCRIPTION OF CAPITAL STOCK


         The authorized capital stock of the Company consists of 100 million shares of Common Stock, par value $.01 per share, and one million shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At June 30, 1998, the Company had 51,973,140 shares of Common Stock issued and outstanding, held of record by approximately 350 stockholders, and no shares of Preferred Stock issued and outstanding.


         The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and its Amended and Restated By-Laws (the "By-Laws") is a summary and is qualified in its entirety by the Certificate of Incorporation and By-Laws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.



COMMON STOCK

         Except as required by law or by the Certificate of Incorporation, holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock.
Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable. The Board of Directors may issue additional authorized shares of Common Stock without further action by the stockholders.

PREFERRED STOCK

         The Board of Directors has the authority, without further action by the stockholders, to issue up to one million shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of

Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock other than as it may be issued in connection with the Stockholders Rights Plan described below. See "--Anti-takeover Effects of Certain Provisions of the Company's By-Laws, Stockholders Rights Plan and Delaware Corporate Law."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S
BY-LAWS, STOCKHOLDERS RIGHTS PLAN AND DELAWARE CORPORATE LAW

         Certain By-Law provisions. The Company's By-Laws contain provisions that could make more difficult the acquisition of control of the Company by various means, such as a tender offer, open market purchases, a proxy contest or otherwise. For instance, the Company's Board of Directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of the Company's Board of Directors. In addition, special meetings of the stockholders may only be called by a majority of the Board of Directors or the President of the Company, and the Company's By-Laws establish advance notice procedures with regard to stockholder proposals for annual or special meetings. Amendments to the staggered board provision require a two-thirds vote of stockholders. The purposes of these provisions are to discourage certain types of transactions which may involve an actual or threatened change of control of the Company and encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or is otherwise unfair to stockholders of the Company, or an unsolicited proposal for the restructuring or sale of all or part of the Company.

         Stockholders Rights Plan. In February 1997, the Company adopted a Stockholders Rights Plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid to holders of record of Common Stock as of the close of business on February 20, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $115 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). A copy of the Rights Agreement, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares, is an exhibit to the Registration Statement of which this Prospectus forms a part.

         Rights are evidenced by and are transferable only in connection with the Common Stock certificates outstanding prior to the Distribution Date (as defined below). As soon as practical following the earlier to occur of (i) ten days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the "Distribution Date"), separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire on February 20, 2007, unless extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below. The Rights, the Purchase Price, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

         Preferred Shares will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each Preferred Share will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or its affiliate, associate or transferee (which will thereafter be void), will thereafter have the right to receive that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person in a transaction with such Acquiring Person or group, each holder of a Right will thereafter have the right to receive that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. In each case, there are exceptions for transactions that have received the prior approval of the Board of Directors.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all of the outstanding Rights at a price of $.01 per Right, payable in cash or Common Stock (the "Redemption Price").

         All of the provisions of the Rights Agreement may be amended by the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of the Rights (excluding the interests of an Acquiring Person).

         Delaware Anti-Takeover Law. The Company is subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years), for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203. The Company has not elected out of Section 203, and thus the restrictions imposed by Section 203 apply to the Company. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.

TRANSFER AGENT

         The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.


                              CERTAIN TAX ASPECTS

         The following summary of United States federal income tax considerations is based on current law, regulations and judicial and administrative interpretations thereof, all of which are subject to change. The discussion addresses only LYONs held as capital assets by initial Holders who acquired the LYONs at their issue price and does not deal with special situations, such as those of insurance companies, tax-exempt organizations, individual retirement and other tax-deferred accounts, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States.

         PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF LYONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

         The Company has been advised by its counsel, Tenzer Greenblatt LLP, that in such counsel's opinion the LYONs will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised the Company that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the LYONs, based upon the LYONs being treated as indebtedness, the following are the material federal income tax consequences of the LYONs, subject to the qualifications set forth above.

ORIGINAL ISSUE DISCOUNT

         The LYONs were issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which a substantial number of the LYONs were sold for money) and the stated principal amount at maturity of each LYON constitutes original issue discount ("Original Issue
Discount").   Holders of the LYONs are required to include Original Issue
Discount in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

         A Holder of a LYON must include in gross income for federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the LYON for each day during the taxable year or portion of a taxable year on which such Holder holds the LYON ("Accrued Original Issue Discount"). The daily portion is determined by allocating to each day of the accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the Accrued Original Issue Discount for each prior accrual period. Under these rules, Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. Any amount included in income as Original Issue Discount will increase a Holder's tax basis in the LYON.

         The Company is required to furnish annually to the Internal Revenue Service and to certain noncorporate Holders information regarding the amount of the Original Issue Discount attributable to that year. For this purpose, the Company will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the LYON or the date six months before such maturity date.

DISPOSITION OR CONVERSION

         Except as described below, gain or loss upon a sale or other disposition of a LYON will generally be capital gain or loss (which will be long term if the LYON is held for more than one year). Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. In the case of individuals, long-term capital gains with respect to property held for more than 18 months are taxed at a maximum 20% federal tax rate, and long-term capital gains with respect to property held more than 12 months but no more than 18 months are taxed at a maximum 28% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

         A Holder's conversion of a LYON into Common Stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The Holder's obligation to include in gross income the daily portions of Original Issue Discount with respect to a LYON will terminate prospectively on the date of conversion. The Holder's basis in the Common Stock received on conversion of a LYON will be the same as the Holder's basis in the LYON at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the LYON converted (assuming each is held as a capital asset), except that the Holder's holding period for Common Stock allocable to Accrued Original Issue Discount may commence on the day following the date of conversion. Gain or loss upon a sale or other disposition of the Common Stock received on conversion of a LYON will be capital gain or loss if the Common Stock is a capital asset in the hands of the Holder.

         If the Holder elects to exercise his option to tender the LYON to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of all or part of the Purchase Price, the exchange of the LYON for Common Stock should qualify as a reorganization or an otherwise nontaxable transaction for federal income tax purposes. If the Purchase Price is paid solely in Common Stock, neither gain nor loss would generally be recognized by the Holder, except as described below with respect to a fractional share. If the Purchase Price is paid in a combination of shares of Common Stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the Holder would be recognized, but only to the extent such gain does not exceed such cash. A Holder's tax basis in the Common Stock received in the exchange will be the same as the Holder's tax basis in the LYON tendered to the Company in exchange therefor (exclusive of any tax basis allocable to a fractional share interest as described below), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the Holder on the exchange (other than gain with respect to a fractional share). The holding period for Common Stock received in the exchange will include the holding period for the LYON tendered to the Company in exchange therefor (assuming each is held as a capital asset), except that the holding period for Common Stock allocable to Accrued Original Issue Discount may commence on the day following the Purchase Date.

         Under the current advance ruling policy of the Internal Revenue Service, cash received in lieu of a fractional share of Common Stock upon conversion of a LYON or upon a put of a LYON to the Company on a Purchase Date should be treated as a payment in exchange for such fractional share. Accordingly, if such Common Stock is a capital asset in the hands of the Holder, the receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the Holder's basis in the fractional share.

         If the Holder elects to exercise his option to tender the LYONs to the Company on a Purchase Date or a Change in Control Purchase Date or if a Holder exercises the conversion right and the Company delivers cash in satisfaction of the purchase price or the conversion right, such an exchange would be a taxable sale. The Holder would recognize gain or loss upon the sale, measured by the difference between the amount of cash transferred by the Company to the Holder and the Holder's basis in the tendered LYON. Gain or loss recognized by the Holder would be capital gain or loss.

         If a Holder sells a LYON in the market, it will be a taxable sale with the same results as a tender to the Company with a payment in cash.

         Gain or loss upon a sale or other disposition of the Common Stock received upon conversion of a LYON or in satisfaction of the Purchase Price of a LYON put to the Company generally will be capital gain or loss if the Common Stock is held as a capital asset (which gain or loss will be long-term if the holding period for such Common Stock is more than one year). In the case of individuals, long-term capital gains with respect to property held for more than 18 months are taxed at a maximum 20% federal tax rate, and long-term capital gains with respect to property held more than 12 months but no more than 18 months are taxed at a maximum 28% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

CONSTRUCTIVE DIVIDEND

         If at any time the Company makes a distribution of property to its shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to Holders of the LYONs. For example, an increase in the conversion rate in the event of distributions of evidences of indebtedness or assets of the Company or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to Holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for Common Stock will not. See "Description of LYONs--Conversion Rights."

TAX EVENT

         A "Tax Event" is defined in the Indenture to mean that the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after March 5, 1998, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after March 5, 1998, there is more than an insubstantial risk that interest (including Original Issue Discount) payable on the LYONs either (i) would not be deductible on a current accrual basis or (ii) would not be deductible under any other method, in either case in whole or in part, by the Company (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

         On December 7, 1995, the U.S. Treasury Department proposed a series of tax law changes that would, among other things, prevent corporations from deducting interest (including original issue discount) on debt instruments convertible into equity of the issuer or a related party until the taxable year in which such interest is paid in cash or other property (other than obligations or equity of the issuer or a related party or cash or other property the amount of which is determined by reference to the value of equity of the issuer or related party). This proposal, if enacted and made applicable to the LYONs, would prevent the Company from deducting interest (including Original Issue Discount) payable on the LYONs on a current accrual basis for United States federal income tax purposes and could cause some or all of the interest (including original issue discount) payable on the LYONs to fail to be deductible by the Company under any other method for United States federal income tax purposes. The President's

1998 budget proposals, submitted to Congress on February 6, 1997, modified this potential change in tax law to apply to debt instruments issued on or after the date of first committee action. These proposed changes were not enacted as part of the Taxpayer Relief Act of 1997, but the President's 1999 budget proposals submitted to Congress on February 2, 1998, included a similar proposed change to apply to debt instruments issued on or after the date of first committee action. Although these proposed changes are not included in the Internal Revenue Service Restructuring and Reform Bill of 1998 (H.R. 2627), now being considered by a Congressional conference committee, the Company cannot predict whether or not these proposed tax law changes will ultimately become law. If legislation is enacted limiting, in whole or in part, the ability of the Company to either (i) deduct the interest (including Original Issue Discount) payable on the LYONs on a current accrual basis or (ii) deduct the interest (including Original Issue Discount) payable on the LYONs under any other method for United States federal income tax purposes, such enactment would result in a Tax Event as defined above and the terms of the LYONs would be subject to modification at the option of the Company as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Note upon Tax Event." The modification of the terms of LYONs by the Company upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the Option Exercise Date. See "Description of LYONs--Optional Conversion to Semiannual Coupon Note upon Tax Event."


                                SELLING HOLDERS

         The LYONs were originally issued by the Company and sold by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) or other institutional "accredited investors" (as defined in rule 501(a)(1), (2), (3) or (7) under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the LYONs and Common Stock issued upon conversion and/or redemption of the LYONs.

         The following table sets forth information furnished by certain Selling Holders, including, for each such Selling Holder, the Principal Amount at Maturity of LYONs beneficially owned by such Selling Holder as of July 2, 1998. With respect to each Selling Holder, the principal amount set forth may have increased or decreased since the information was furnished, and there may be additional Selling Holders of which the Company is unaware. Except as otherwise disclosed herein, to the knowledge of the Company, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the LYONs or the Common Stock issuable upon conversion and/or redemption thereof pursuant to this Prospectus, no estimate can be given as to the amount of the LYONs or the Common Stock issuable upon conversion and/or redemption thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their LYONs, since the date on which they provided the information regarding their LYONs, in transactions exempt from the registration requirements of the Securities Act.

                                                                Principal Amount Of LYONS
                                                                Beneficially Owned And That
                                                                May Be Offered Hereby(1)

 Selling Holder

 Aetna Variable Fund                                             $3,255,000

 Aetna Growth and Income Fund                                       245,000

 Alta Partners Holdings, LDC                                      5,000,000

 Associated Electric & Gas Insurance Services Limited             1,000,000

 Bear Stearns Securities Corp.                                   14,225,000

 California Public Employees' Retirement System                   7,500,000

 Chrysler Corporation Master Retirement Trust                     5,710,000

 Delta Air Lines Master Trust                                     4,200,000

 Deutsche Bank A.G.                                              29,500,000

 GPZ Trading LLC                                                  4,500,000

 General Motors Employees Domestic Group Pension Trust           41,000,000

 General Motors Foundation, Inc.                                  1,450,000

 Hamilton Partners Limited                                       20,000,000

 HBK Cayman L.P.                                                 12,465,000

 HBK Offshore Fund Ltd.                                          25,035,000

 Highmark Convertible Securities Fund                             2,250,000

 Laterman & Co.                                                     100,000

 Laterman Strategies 90s                                            300,000

 McMahan Securities Company, L.P.                                   250,000

 Merrill Lynch Pierce Fenner and Smith Inc. (2)                  46,400,000

 Motors Insurance Corp.                                           9,550,000

 NationsBanc Montgomery Securities LLC                           17,500,000

 The Northwestern Mutual Life Insurance Company (3)              25,000,000

 OCM Convertible Limited Partnership                                300,000

 OCM Convertible Trust                                            7,985,000

 Offshore Strategies Ltd.                                           600,000

 Partner Reinsurance Company, Ltd.                                  610,000

 Raytheon Company Master Pension Trust                            2,925,000

 Shepherd Investments International Ltd.                         14,225,000

 SG Cowen Securities  Corp.                                      15,000,000

 Smith Barney, Inc.                                               2,000,000

 South Dakota Retirement System                                   4,000,000

 State Employees' Retirement Fund of the State of Delaware        2,005,000

 State of Connecticut Combined Investment Funds                   7,180,000

 TQA Arbitrage Fund, LP                                           1,000,000

 TQA Leverage Fund, LP                                              500,000

 TQA Vantage Fund, Ltd.                                           1,000,000

 Van Kampen American Capital Convertible Securities Fund          1,250,000

 Van Kampen Harbor Fund                                           7,750,000

 Vanguard Convertible Securities Fund, Inc.                       5,175,000





         (1) Does not include shares of Common Stock issuable upon conversion of the LYONs.


         (2) Merrill Lynch was the initial purchaser of the LYONs. Merrill Lynch has provided and may continue to provide in the future underwriting, investment banking and investment advisory services to the Company, and has received fees and commissions for such services previously provided to the Company.



         (3) Includes $1,000,000 principal amount of LYONs held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account.


                              PLAN OF DISTRIBUTION

         The LYONs may be offered for sale and sold by the several Selling Holders in one or more transactions, including block transactions, at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. LYONs may be sold by a Selling Holder directly, through agents designated from time to time or to or through broker-dealers designated from time to time, or by such other means as may be specified in the applicable Prospectus Supplement.

         LYONs may be sold through a broker-dealer acting as agent or broker for the Selling Holders or to a broker- dealer acting as principal. In the latter case, the Broker-dealer may then resell such LYONs to the public at varying prices to be determined by such broker-dealer at the time of resale.

         The Selling Holders and any agents or broker-dealers that participate with the Selling Holders in the distribution of any of the LYONs may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the LYONs purchase by them may be deemed to be underwriting discounts or commissions under the Securities Act.

         To the extent required, the number of LYONs to be sold, certain information relating to the Selling Holders, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker- dealers with respect to a particular offering will be set forth in an accompanying Prospectus Supplement.

                                 LEGAL MATTERS

         The validity of the LYONs and of the shares of Common Stock issuable upon conversion thereof was passed upon for the Company by Tenzer Greenblatt LLP, New York, New York.


                                    EXPERTS

         The consolidated financial statements of Brightpoint, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 appearing in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997, filed with the Commission on March 5, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which as to the year 1995 is based in part on the report of Coopers & Lybrand L.L.P., independent accountants. The financial statements above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

================================================================================

          No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, and underwriter or any of their respective affiliates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information in this Prospectus is correct as of any time subsequent to the dates as of which such information is given.



                              TABLE OF CONTENTS


                                                                        Page
                                                                        ----
Special Note Regarding Forward-Looking Statements..                      2
Available Information . . . . . . . . . . . . . . .                      2
Incorporation of Certain Documents
  by Reference  . . . . . . . . . . . . . . . . . .                      2
The Company . . . . . . . . . . . . . . . . . . . .                      3
Risk Factors. . . . . . . . . . . . . . . . . . . .                      4
Use of Proceeds . . . . . . . . . . . . . . . . . .                     16
Ratio of Earnings to Fixed Charges. . . . . . . . .                     16
Price Range of Common Stock . . . . . . . . . . . .                     16
Dividend Policy . . . . . . . . . . . . . . . . . .                     17
Description of LYONs  . . . . . . . . . . . . . . .                     17
Description of Capital Stock  . . . . . . . . . . .                     37
Certain Tax Aspects . . . . . . . . . . . . . . . .                     40
Selling Holders . . . . . . . . . . . . . . . . . .                     44
Plan of Distribution  . . . . . . . . . . . . . . .                     45
Legal Matters . . . . . . . . . . . . . . . . . . .                     46
Experts . . . . . . . . . . . . . . . . . . . . . .                     46

================================================================================



                                  $380,000,000




                               BRIGHTPOINT, INC.



                         LIQUID YIELD OPTION(TM) NOTES
                                    DUE 2018
                         (ZERO COUPON -- SUBORDINATED)


                                 -------------

                                   PROSPECTUS

                                 -------------




                                                           July 2, 1998


                  (TM) Trademark of Merrill Lynch & Co., Inc.

================================================================================